Mail Stop 6010

February 8, 2007

Niles L. Noblitt
Chairman of the Board
Biomet, Inc.
56 East Bell Drive
Warsaw, Indiana 46582

      Re: **Biomet, Inc.**
            Preliminary Proxy Statement on Schedule 14A
            Filed January 31, 2007
            File No. 1-15601

Dear Mr. Noblitt:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that you have not yet filed your Form 10-Q for the quarterly period ending November 30, 2006. Given that you are not current in your reporting obligations, it appears that your shareholders do not have the necessary information to make a reasonably informed investment decision with respect to the merger with LVB Acquisition, LLC. Please file your Form 10-Q prior to soliciting shareholder approval of this transaction.

As appropriate, please revise your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review.

Biomet, Inc.
February 8, 2007
Page 2

Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the proxy statement to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3444 if you have questions. Alternatively, you may also call Michael Pressman, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3345.

Sincerely,

Perry Hindin
Special Counsel